UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS

As previously disclosed, in the first quarter of 2026, the Chief Operating Decision Maker of Super Group (SGHC) Limited (the "Group") approved a change in the basis of segment reporting to align with the manner in which the Group’s operations are managed and performance is evaluated. Effective for the year ending December 31, 2026, the Group will report its results under two new reportable segments: Africa and International. Previously, the Group reported its results based on two primary reportable segments: Betway (single-brand sportsbook and casino) and Spin (multi-brand online casino). These segments formed the basis for segment reporting in the consolidated financial statements through December 31, 2025.
This change reflects the evolution of the Group’s internal management structure and the shift in strategic focus to regional performance and market-specific dynamics. The new segment structure is consistent with the Group’s internal reporting, resource allocation, and decision-making processes. The Group believes this change will enhance the transparency of its financial reporting and provide stakeholders with more meaningful information regarding performance, risks, and opportunities in its key geographic markets. The Group is issuing this Current Report on Form 6-K to provide investors with segment summary historical financial information that is consistent with its new operating segment structure. The schedules in Exhibit 99.1 furnished with this Current Report on Form 6-K provide certain recast historical unaudited summary financial information under our new operating segment structure for fiscal years 2023, 2024 and 2025 and for certain previously reported quarters in fiscal years 2023, 2024 and 2025.
This supplemental financial information is being provided for informational purposes only and to aid in comparability, has no impact on previously reported consolidated financial statements for any period and does not represent a restatement of previously issued financial statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: May 13, 2026	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor presentation, dated May 13, 2026

Exhibit 99.1